Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES AUTOMATIC PURCHASE PLAN

Toronto, Ontario, July 9, 2013 – Brookfield Asset Management Inc. (NYSE:BAM; TSX: BAM.A; EURONEXT: BAMA) today announced that, in connection with its previously announced normal course issuer bid program, it will enter into an automatic purchase plan with its designated broker to allow for purchases of its Class A Limited Voting Shares when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Under its normal course issuer bid which expires on April 22, 2014, Brookfield may purchase up to 53,571,157 Class A Limited Voting Shares. Purchases under the bid can be made through the facilities of the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange and any other applicable stock exchange. In accordance with the rules of the TSX, any daily purchases on the TSX under this bid (other than pursuant to a block purchase exemption) will be limited to 195,080 Class A Limited Voting Shares.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis Communications and Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Words such as “propose” and “believe,” conditional verbs such as “will” and “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Limited Voting Shares under its normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Limited Voting Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Operating Capabilities, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.